

September 6, 2013

Via E-mail
Richard D. Fairbank
Chairman, Chief Executive Officer and President
Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102

Re: **Capital One Financial Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-13300

Dear Mr. Fairbank:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1A. Risk Factors, page 18

Our Businesses are Subject to the Risk of Increased Litigation, page 31

1.   Please revise this disclosure in future filings to include a discussion of your material litigation, if any, rather than including a cross-reference. This section should fully discuss your material risks.

Definitive Proxy Statement on Schedule 14A

Item 11. Executive Compensation

Compensation Components, page 32

2.   Please include a footnote to the charts on pages 37 and 41 quantifying what portion of your CEO's and named executive officers' compensation was settled in cash for each performance year.

Equity Incentive Awards, page 39

3.   You indicate that the Committee's determination to grant awards to Messrs. Perlin and Finneran were "based in part" on certain factors. Please ensure that future filings disclose all factors considered by the Committee in making equity incentive awards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall at (202) 551-3234 or Laura Crotty, Special Counsel, at (202) 551-3563 with any questions.

Sincerely,

/s/ Stephanie J. Ciboroski for

Suzanne Hayes
Assistant Director